Exhibit 99.1

Reliance Global Group Completes Transformative Investment in Late-Stage Radiopharmaceutical Innovator Innervate Through EZRA’s Biotech Division

Transaction Expands EZRA International Group’s Biotech Division, LifeSci Global, Into Late-Stage Radiopharmaceutical Imaging

Initial Neuroblastoma Opportunity of Approximately $250 Million, with Additional Potential Billion-Dollar Expansion Markets and Priority Review Voucher Upside

LAKEWOOD, N.J., May 4, 2026 — Reliance Global Group, Inc. (Nasdaq: EZRA) (“we,” “us,” “our,” the “Company” or “Reliance”) today announced that LifeSci Global Group LLC (“LifeSci Global”), the biotech arm of EZRA International Group, has completed a strategic investment in Innervate Radiopharmaceuticals, a developer of positron emission tomography (PET) imaging and therapeutic radiopharmaceuticals focused initially on neuroblastoma and broader future applications in cardiovascular and neurodegenerative disease. This investment reflects an initial capital deployment within a broader strategy to build exposure to high-growth healthcare platforms through disciplined, staged allocation over time.

The transaction gives Reliance entry into a late-stage radiopharmaceutical platform targeting a serious unmet need in pediatric oncology, with additional expansion opportunities in cardiovascular and neurodegenerative disease and the potential for a valuable Priority Review Voucher pathway. Reliance believes the investment represents a compelling opportunity to participate in a differentiated healthcare platform with meaningful near-term upside and substantially larger long-term expansion potential.

As part of the transaction, LifeSci Global is set to acquire 421,053 shares of Innervate Radiopharmaceuticals at $4.75 per share, for a total investment of approximately $2.0 million of which $500,000 was funded at closing. LifeSci Global also holds the unilateral right to accelerate funding.

Innervate’s lead asset, 18F-mFBG, is being developed as a next-generation PET imaging agent for neuroblastoma, a rare and serious pediatric cancer arising from neural crest cells, most commonly in young children. Compared with the current standard of care, 123I-mIBG SPECT imaging, Innervate’s 18F-mFBG PET imaging agent is designed to provide higher-resolution images, faster scan times and improved lesion identification, with the potential to enhance diagnostic confidence, support better-informed patient management and improve the overall patient experience. Innervate’s neuroblastoma program has involved leading institutions in pediatric oncology and nuclear imaging, including Memorial Sloan Kettering Cancer Center and the NANT network. Reliance believes this supports the platform’s strategic significance and clinical relevance.

“We believe this is exactly the type of transformative opportunity EZRA International Group was built to pursue,” said Ezra Beyman, Chairman and Chief Executive Officer of Reliance Global Group. “Innervate represents what we view as a compelling entry into one of the fastest growing and most strategically active segments in healthcare. It combines a differentiated late-stage oncology opportunity, a potentially significant Priority Review Voucher pathway, and what we believe may be a highly expandable platform with applications that extend well beyond the initial indication.”

Mr. Beyman continued, “For Reliance shareholders, we believe this transaction creates exposure to a differentiated late-stage healthcare platform with meaningful near-term upside and substantially larger long-term expansion potential. Neuroblastoma alone represents a meaningful initial opportunity, but what makes this especially compelling is the broader platform potential in cardiovascular and neurodegenerative disease markets that management believes could each exceed $1 billion. We believe this investment reflects the continued execution of our strategy to build long-term shareholder value through targeted ownership in high-upside technology and innovation-driven businesses.” This approach reflects the Company’s broader strategy of identifying differentiated platforms early and building exposure through disciplined capital allocation over time.

Innervate’s 18F-mFBG is intended to help identify areas in the body where cancer may be present by targeting the norepinephrine transporter (NET). Compared with the current standard of care, 123I-mIBG SPECT imaging, PET-based imaging has the potential to offer higher resolution, faster scan times, improved lesion detection, dramatically improved patient experience and greater diagnostic reliability.

Reliance believes Innervate offers a rare combination of a meaningful near-term oncology opportunity and substantially larger follow-on expansion paths. The neuroblastoma market alone represents an estimated annual global revenue opportunity of approximately $250 million, while future cardiovascular and neurodegenerative applications may each address markets exceeding $1 billion. More broadly, PET imaging and radiopharmaceuticals are among the fastest-growing segments in radiology, with annual U.S. sales exceeding $2 billion and global sales exceeding $5 billion, supported by growing clinical adoption, meaningful commercial demand, and robust M&A and strategic activity across the sector. There can be no assurance that Innervate’s products will receive regulatory approval or achieve commercial success, or that any of the market opportunities described herein will be realized. The investment is structured as a staged capital deployment over time, designed to provide continued exposure to the platform as development progresses.

Moshe Fishman, Senior Vice President of Strategic Ventures at Reliance Global Group, said, “We believe Innervate is a particularly attractive fit for EZRA’s biotech division because it combines differentiated science, late-stage positioning and significant strategic optionality. The lead neuroblastoma program addresses an area of urgent medical need, while the broader platform may open the door to substantially larger commercial opportunities over time. In our view, this is not simply an investment in a single asset. It is an investment in a platform that we believe may support multiple future value inflection points.”

Mr. Fishman added, “What stands out to us is the asymmetry of the opportunity. The initial neuroblastoma program appears meaningful on its own, but the additional upside from platform expansion, potential strategic interest and the possibility of a Priority Review Voucher, if ultimately awarded in connection with a future approval, could materially enhance the overall value proposition.”

Innervate has indicated that its lead neuroblastoma program includes a pivotal efficacy and safety study and is advancing toward regulatory submission-related activities. Reliance believes the program’s development timeline may present important future milestone opportunities, including potential clinical and regulatory inflection points. Innervate also anticipates the possibility of receiving a Rare Pediatric Disease Priority Review Voucher in connection with a future approval, which, if awarded, could represent an additional monetizable asset. There can be no assurance that any such voucher will be received or monetized. The Company expects continued progress across the coming quarters, with potential updates on clinical advancement and regulatory pathway activities.

The investment was made through LifeSci Global, a majority-owned subsidiary of the Company. The investment was reviewed and approved by the independent and disinterested members of the Company’s Board of Directors. Interested directors recused themselves from all Board and committee deliberations regarding the transaction.

Scott Korman, a member of the Company’s Board of Directors, serves as the Chief Executive Officer of Innervate and holds an equity interest in LifeSci Global. Ezra Beyman, the Company’s Chairman and Chief Executive Officer, also holds an equity interest in LifeSci Global.

Reliance believes this transaction further validates EZRA International Group’s broader strategy of identifying, acquiring and supporting ownership positions in innovative, high-growth businesses where disciplined capital allocation and active strategic involvement can unlock meaningful long-term shareholder value. With this investment, Reliance expands EZRA International Group into radiopharmaceuticals and advanced medical imaging, as part of its broader strategy of disciplined capital allocation across high-growth technology and life sciences platforms,

About Reliance Global Group, Inc.

Reliance Global Group, Inc. (NASDAQ: EZRA) is an InsurTech pioneer leveraging artificial intelligence (AI) and cloud-based technologies to transform and improve efficiencies in the insurance agency and brokerage industry. The Company’s business-to-business InsurTech platform, RELI Exchange, provides independent insurance agencies with a full suite of business development tools, enabling them to compete effectively with large-scale national insurance agencies while reducing back-office costs and burden. The Company’s business-to-consumer platform, 5minuteinsure.com, uses AI and data mining to provide competitive online insurance quotes within minutes to everyday consumers seeking to purchase auto, home, and life insurance. In addition, the Company operates its own portfolio of select retail brick-and-mortar insurance agencies, which are leaders and pioneers in their respective regions throughout the United States and offer a wide variety of insurance products.

In addition to its insurance and Insurtech operations, Reliance operates EZRA International Group, its strategic growth platform focused on identifying, acquiring, and building majority or controlling stakes in high-growth technology and life sciences companies. EZRA International Group is designed to complement Reliance’s core insurance business by expanding market reach and supporting long-term shareholder value creation through disciplined capital allocation and active ownership.

Further information about the Company can be found at https://www.relianceglobalgroup.com.

Forward-Looking Statements

Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s investment in Innervate Radiopharmaceuticals through LifeSci Global Group LLC; the development, regulatory pathway, clinical progress, commercialization and market potential of Innervate’s product candidates, including 18F-mFBG; the potential for Innervate to receive a Rare Pediatric Disease Priority Review Voucher and the potential value thereof; the estimated size and growth of the neuroblastoma, cardiovascular, neurodegenerative and broader radiopharmaceutical markets; the Company’s strategy of identifying, acquiring and supporting ownership positions in innovative, high-growth businesses through EZRA International Group; and the expected strategic, operational and financial benefits of the Company’s investments.

These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties, many of which are beyond the Company’s control. Such risks and uncertainties include, without limitation: risks related to the development, regulatory review, clinical testing, approval, commercialization and market adoption of Innervate’s product candidates, including the risk that Innervate’s products do not receive regulatory approval or do not achieve commercial success; the risk that Innervate does not receive a Rare Pediatric Disease Priority Review Voucher or that any such voucher is not monetized for the amounts historically achieved by other vouchers; the risk that the estimated market opportunities described herein do not materialize or are smaller than anticipated; integration, execution and scaling challenges associated with supporting an early-stage technology company; the risk that anticipated synergies or strategic benefits are not realized on expected timelines or at all; intellectual property, cybersecurity, regulatory and data protection risks; the Company’s ability to access capital on acceptable terms or at all; and general economic, market and interest rate conditions.

Such risks and uncertainties also include geopolitical risks, including the ongoing and evolving conflict involving Israel and Iran, which may result in regional instability, military activity, cyberattacks, disruptions to critical infrastructure, supply chains or communications networks or workforce disruptions. The extent, duration, and impact of such conditions remain uncertain and could materially adversely affect the Company’s investments and operations.

Actual results may differ materially from those expressed or implied by these forward-looking statements. Additional information regarding factors that may cause actual results to differ materially is included under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, when filed, and in the Company’s subsequent Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances after the date of this press release.

Contact:

Crescendo Communications, LLC

Tel : +1 (212) 671-1020

Email : EZRA@crescendo-ir.com